

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2024

Carol Craig
Chief Executive Officer
Sidus Space Inc.
150 N. Sykes Creek Parkway, Suite 200
Merritt Island, FL 32953

> **Re: Sidus Space Inc.**
> **Registration Statement on Form S-1**
> **Filed December 27, 2023**
> **File No. 333-276288**

Dear Carol Craig:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan at 202-551-6756 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sean Reid